UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release no. 32877 / October 25, 2017

In the Matter of	:
	:
CENTURY CAPITAL	:
MANAGEMENT TRUST	:
Century Capital Management LLC	:
100 Federal Street, 29th Floor	:
Boston, MA 02110	:
	:
(811-09561)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Above named applicant filed an application on September 19, 2017, and amendments on
September 26, 2017 and September 27, 2017, requesting an order under section 8(f) of the Act
declaring that it has ceased to be an investment company.

On September 29, 2017, a notice of filing of the application was issued (Investment Company
Act Release No. 32846). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall
forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Assistant Secretary